[redacted]

[redacted]

08029988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
112

SEC FILE NUMBER
8-53573

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marwood Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

733 Third Avenue
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Moore (212) 532-3651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum & Kliegman LLP
(Name – *if individual, state last, first, middle name*)

655 Third Avenue 16th Floor (Address) New York, (City) N.Y. (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/26/08

[redacted]

OATH OR AFFIRMATION

I, John Moore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marwood Group LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN R. POPP
Notary Public, State of New York
No. 02PO6153763
Qualified in New York County
Commission Expires October 10, 2010

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARWOOD GROUP, LLC
(a wholly-owned subsidiary of
Marwood Group & Company USA, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

MARWOOD GROUP, LLC
(a wholly-owned subsidiary of Marwood Group & Company USA, LLC)

Contents

Marcum & Kliegman LLP

Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Member of
Marwood Group, LLC

We have audited the accompanying statement of financial condition of Marwood Group, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Marwood Group, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Marcum & Kliegman LLP

New York, New York
February 27, 2008

655 Third Avenue • 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001
Melville New York Greenwich Grand Cayman
www.mkllp.com

MARWOOD GROUP, LLC
(a wholly-owned subsidiary of Marwood Group & Company USA, LLC)

Statement of Financial Condition
December 31, 2007

ASSETS:	
Current assets:	
Cash and cash equivalents	$ 714,685
Accounts receivable	1,009,967
Prepaid expenses	66,204
Property and equipment, net	25,652
TOTAL ASSETS	$1,816,508
LIABILITIES:	
Accrued expenses and other liabilities	$ 234,186
Deferred revenue	145,958
TOTAL LIABILITIES	380,144
MEMBER'S EQUITY	1,436,364
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,816,508

The accompanying notes are an integral part of this financial statement.

NOTE A - ORGANIZATION

Marwood Group, LLC (the "Company"), a wholly-owned subsidiary of Marwood Group & Company USA, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's business consists primarily of consulting/research services relating to the healthcare industry and, acting as a placement agent for investment management companies.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

[2] Property and equipment:

Property and equipment are stated at cost and depreciation is being provided using the straight-line method over their estimated useful lives, generally five to seven years. Upon retirement or other disposition of these assets, the cost and related accumulated depreciation of these assets are removed from the accounts. Renewals and betterments are capitalized.

[3] Deferred revenue:

Amounts received from clients in advance of when earned are recorded as deferred revenue.

[4] Use of estimates:

The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statement. Actual results could differ from those estimates.

[5] Concentration of credit risk:

Cash: The Company maintains cash with major financial institutions. Cash and cash equivalents are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $100,000 at each institution. As of December 31, 2007 and at times during the year, such amounts exceeded the FDIC limits.

Accounts Receivable: The number of clients that comprise the Company's client base in the different geographic regions, in which the Company's clients operate, limits concentrations of credit risk with respect to accounts receivable. The Company does not generally require collateral or other security to support client receivables, although the Company does require retainers and up-front deposits in certain situations. At December 31, 2007, the Company determined that no reserve against accounts receivable was required. While bad debt expenses has historically been within management's expectations, the Company cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. If the financial condition of clients was to deteriorate, resulting in an impairment of their ability to make payments, an allowance may be required.

[6] Income taxes:

The Company files consolidated federal, state and local tax returns with the Parent on a cash basis. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no liability for federal or state income taxes has been included in this financial statement. The amount for income taxes payable within this financial statement represents the Company's share of the consolidated group's New York City Unincorporated Business Tax ("NYCUBT") and District of Columbia Unincorporated Business Franchise Tax returns ("DCUBFT"). The NYUBT and DCUBFT are calculated as if the companies filed on a separate return basis and are payable to the Parent unless contributed to capital by the Parent.

The Company recognizes deferred tax assets and liabilities for the future tax consequences of events that have been recognized in its financial statement or income tax returns. The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The Company prepares its tax returns on a cash basis. Accordingly, the Company records deferred tax assets or liabilities for the increase or decrease in future years' tax liabilities related to the temporary differences which arise by utilizing these two accounting methods.

[7] Recent accounting pronouncements:

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 ("FIN48"), "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On February 1, 2008, the FASB deferred the effective date of FIN 48 for nonpublic entities that have not yet issued to third parties a full set of annual financial statements that incorporate the recognition, measurement, and disclosure requirements of FIN 48. The Company is now required to adopt FIN 48 as of January 1, 2008, but is not required to reflect that adoption in its financial statements until the issuance of its financial statements for the year ending December 31, 2008. The Company is currently evaluating the impact of the application of this Interpretation.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosure of fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and accordingly does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of the application of this Statement.

NOTE C - Property and Equipment

At December 31, 2007, property and equipment consisted of the following:

Computer equipment	$28,604
Office furniture	14,450
	43,054
Less: Accumulated depreciation	17,402
Property and equipment, net	$25,652

MARWOOD UP, LLC
(a wholly-owned subsidiary of Marwood Group & Company USA, LLC)

Notes to Financial Statement
December 31, 2007

NOTE D - RELATED PARTY TRANSACTIONS

The Company shares office, administrative and occupancy expenses with the Parent and other affiliates. The Company recognizes its share of such expenses by a formula determined by management in an expense sharing agreement with the Company. In accordance with the expense sharing agreement, if on the last business day of each month, the total amount of any due from Parent or affiliates that is not paid shall automatically convert to a capital distribution to the Parent. The total amount of expenses charged to the Parent and affiliates, all of which was adjusted to distributions, amounted to approximately $4,111,000 for the year ended December 31, 2007. In addition, the amount of income taxes payable to the Parent that was contributed to capital amounted to $338,400 for the year ended December 31, 2007.

During 2007, the Company collected $46,841 of a prior year advance to an affiliate. The remaining balance due from other affiliates of $127,451 from December 31, 2006 was adjusted to distributions by the Company.

NOTE E - INCOME TAXES

The amount due to the Parent for current and deferred income taxes payable of $338,400 as of December 31, 2007 was automatically converted to a capital contribution by the Parent in accordance with the Company's expense sharing agreement.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $449,408, which was $424,064 in excess of its required net capital of $25,344. The Company's ratio of aggregate indebtedness to net capital was 0.85 to 1 at December 31, 2007.

NOTE G - SUBSEQUENT EVENT

On January 10, 2008, Marwood Group Advisory LLC, a former division of the Company, was organized as a New York limited liability company and commenced operations.

END